BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

05010952

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
August 24, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

RECEIVED SEP 2005 PROCESSING

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Change of Sub-Subsidiary (Acquisition) (Dated August 3, 2005)

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

9/7

(Translation) **File No. 82-34816**

August 3, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Sub-Subsidiary (Acquisition)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and Sammy Corporation ("Sammy"), a subsidiary of the Company, at the meetings of their respective Boards of Directors held on July 25, 2005, resolved that Sammy should acquire all of the issued shares of H-I System Corporation, which has engaged in businesses related with hall computer systems and prize POS systems in the pachislot and pachinko market, to make it a subsidiary and that Sammy acquired all of the issued shares of H-I System Corporation, Ltd. as of August 2, 2005, as described below:

Description

1. Reason for the acquisition of the shares:

In its medium-term business plan, Sammy has declared to continue to win the largest share in the pachislot machine market, as well as to win the largest share in the pachinko machine market promptly. Sammy also intends to promptly strengthen its related businesses covering the supply of peripheral equipment and prizes and hall designing in addition to the supply of pachislot and pachinko machines, improve efficiencies by exercising general control over marketing and sales and provide full-fledged total hall services.

In these situations, by acquiring as its group company H-I System Corporation. engaging in businesses related with hall computer systems and prize POS systems in which Sammy has not engaged, Sammy now intends to meet diversifying customer needs and augment sales opportunities by selling total systems, whereby increasing profits.

H-I System Corporation, as of August 1, 2005, acquired by transfer part of businesses of HIROTAC Group (HIROTAC Corporation, HIROYU Co., Ltd. and HS Brain Industry Co., Ltd.), which boasts the nation's fourth market share in the area of prize POS systems, automatic prize dispensers and counting devices, and Exi Co., Ltd., which has engaged in hall computer systems.

H-I System Corporation, as a central figure, will develop new products with the aim of becoming a leading company in the related businesses and increase its market share in cooperation with Sammy's marketing divisions.

2. Outline of the sub-subsidiary:

(1)	Trade name:	H-I System Corporation
(2)	Representative:	Ikujiro Hayata
(3)	Location:	8-19, Nishi-Shinkoiwa 4-chome, Katsushika-ku, Tokyo
(4)	Establishment:	September 17, 2004
(5)	Content of business:	Development and sales of hall computer systems; development, manufacture and sales of prize POS systems, automatic prize dispensers and counting devices
(6)	Accounting date:	December 31 of each year
(7)	Employees:	71
(8)	Capital:	¥10 million
(9)	Total number of issued shares:	200 shares
(10)	Principal shareholder and shareholding ratio:	Ikujiro Hayata 100%

3. Transferor of the shares:

Ikujiro Hayata: 200 shares

4. Numbers of shares held before and after the acquisition:

(1)	Number of shares held before the acquisition:	0 share	(Shareholding ratio: 0%)
(2)	Number of shares acquired:	200 shares	
(3)	Number of shares held after the acquisition:	200 shares	(Shareholding ratio: 100%)

5. Schedule:

July 25, 2005	Resolution of the Board of Directors (the Company/Sammy)
August 2, 2005	Conclusion of a contract for the transfer of the shares
August 2, 2005	Date of delivery of share certificates

6. Future outlook:

The acquisition of the shares will have no significant effect on the business results for the business year ending March 31, 2006.

- END -